This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

May 10, 2006

Item 3.

Press Release

Press releases were issued in Vancouver, British Columbia for distribution on Canada NewsWire on May 19, 2006.

Item 4.

Summary of Material Change

See attached News Release

Item 5.

Full Description of Material Change

•

See attached News Release

Item 6.

Reliance on Section 74(3) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this19th day of May, 2006.

ALMADEN MINERALS LTD.

                                                                                              “Duane Poliquin”

By:

President

(Official Capacity)

Duane Poliquin

(Please print here name of individual whose signature appears above.)

NEWS RELEASE

May 19, 2006

Trading Symbol: AMM - TSX, AAU - AMEX

www.almadenminerals.com

Expiration of Accelerated Warrant Exercise Date-Warrants Fully Exercised

In accordance with the provisions of the warrants (other than Brokers’ warrants) issued as part of the private placement of Units of the Company  which closed on November 16, 2005 (the “Warrants”) notice was duly given to Warrant holders that, by reason of the closing  price of the Common Shares on the Toronto Stock Exchange being higher than $ 2.75 per share over 20 consecutive trading day period  at any time after four months and one day after November 16, 2005, the time for expiry date of the Warrants was accelerated.

The accelerated expiry date was May 10, 2006 and all outstanding warrants have been exercised in full which gives the company approximately C$20 Million in working capital. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop Almaden projects in return for the right to earn an interest in them. Almaden is constantly working on grass roots exploration concepts designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits.

ON BEHALF OF THE BOARD OF DIRECTORS

“Duane Poliquin”

___________________________

Duane Poliquin,

President and CEO

The Toronto Stock Exchange and AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.